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                                August 18, 2022

       Wang Huang
       Chief Executive Officer
       Zepp Health Corp
       Huami Global Innovation Center
       Building B2, Zhong   an Chuanggu Technology Park
       No. 900 Wangjiang West Road
       Hefei, 230088
       People   s Republic of China

                                                        Re: Zepp Health Corp
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021

       Dear Mr. Huang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 3. Key Information
       Our Holding Company Structure and Contractual Arrangements with our VIEs, page 3

   1. You disclose that you are not a Chinese operating company but a Cayman Islands holding company with no equity
ownership in its consolidated variable interest entities, or
                                                        VIEs. Please disclose
that this structure involves unique risks to investors. If true, disclose that these contracts
have not been tested in court. Your disclosure should acknowledge that Chinese regulatory
authorities could disallow this structure, which would likely result in a material change in
your operations and/or a material change in the value of
                                                        your securities
including that it could cause the value of such securities to significantly decline or become
worthless. "
 Wang Huang
FirstName
Zepp HealthLastNameWang  Huang
            Corp
Comapany
August 18, NameZepp
           2022      Health Corp
August
Page 2 18, 2022 Page 2
FirstName LastName
2. You disclose that despite the lack of legal majority ownership, your Cayman Island holding company is considered the primary beneficiary of your VIEs and consolidates your VIEs and their subsidiaries as required by Accounting Standards Codification topic
         810, Consolidation. Please revise your disclosures to clarify that you consolidate the financial results of your VIEs and their subsidiaries in your consolidated financial statements because you are the primary beneficiary for accounting purposes.

3. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose in this section whether and how the Holding Foreign Companies Accountable Act (HFCAA) and Accelerating Holding Foreign Companies Accountable Act
(Accelerating
         HFCAA) and related regulations will affect your company. In this respect, disclose the timeframes associated with the HFCAA and Accelerating HFCAA, and provide a specific cross-reference to the longer risk factor discussion of the impacts of the HFCAA and
         Accelerating HFCAA.
4. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE.
Cash Flows through Our Organization, page 6

5. Provide a clear description of how cash is transferred through your organization. Disclose whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Clarify your disclosures that indicate you plan to continue to determine the amount of service fee and payment method with your VIEs and their shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the
         consolidated financial statements.
Permissions Required from the PRC Authorities for Our Operations, page 8

6. Please describe the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
 Wang Huang
FirstName
Zepp HealthLastNameWang  Huang
            Corp
Comapany
August 18, NameZepp
           2022      Health Corp
August
Page 3 18, 2022 Page 3
FirstName LastName
Financial Information Related to the VIEs, page 12

7. Please revise to label your tables as Selected Condensed Consolidating Statements of
         Operations Data, Selected Condensed Consolidating Balance Sheets Data and Selected
         Condensed Consolidating Cash Flows Data.
D. Risk Factors
Summary Risk Factors, page 17

8. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
"We collect, store, process and use personal infoon and other user data, which subjects us to laws, governmental regulations...", page 23

9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain in greater detail how this oversight impacts your business and and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. "The PRC government's significant oversight and discretion over our business operation could result in a material adverse change...", page 44

10. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-9
 Wang Huang
Zepp Health Corp
August 18, 2022
Page 4

11. Please identity any interests you hold in subsidiaries, and whether those subsidiaries are wholly owned, majority owned, or minority owned, and your analysis as to whether interests in any of those subsidiaries subject you to the Investment Company Act of 1940.
Note 10. Long-Term Investments, page F-31

12.      Please provide a detailed legal analysis explaining whether the
Company is an
            investment company    as defined in Section 3 of the Investment
Company Act of 1940
         (the    Company Act   ). Your analysis should also identify and
explain (including a detailed
         calculation on an unconsolidated basis) what assets held by the
Company are    investment
         securities    for the purposes of Section 3 of the Company Act, as
well as identifying the
         percentage of the value of the Company   s total assets that are
investment securities   .
          Please also provide an explanation of the components of    Cash and
cash equivalents    and
            Term Deposit    as disclosed on page F-16 of the filing.
13. If the Company proposes to rely on an exclusion or exemption, provide us with a detailed legal analysis supporting your determination that the exclusion/exemption is available to you. Your analysis in response to this comment should include all facts upon which your determination is based, including relevant unconsolidated financial information.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Senior Staff Accountant at 202-51-3479 or
Stephen Krikorian, Accounting Branch Chief at 202-551-3488 with any questions.



FirstName LastNameWang Huang                                  Sincerely,
Comapany NameZepp Health Corp
                                                              Division of
Corporation Finance
August 18, 2022 Page 4                                        Office of
Technology
FirstName LastName